Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

212.634.3067 direct

jfessler@sheppardmullin.com

June 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	RenovoRx, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 12, 2021
CIK No. 0001574094

Ladies and Gentlemen:

This letter sets forth the responses of RenovoRx, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff on May 28, 2021 (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Amendment No. 1 to Draft Registration Statement on Form S-1 (CIK No. 0001574094) submitted to the Commission on May 12, 2021 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which is being filed herewith.

Amended Draft Registration Statement submitted May 12, 2021

Overview, page 3

1.	We note your revised disclosure in response to prior comment 5. Please revise briefly to clarify the implications of comparing your studies, which were not randomized or controlled for potential confinement, against control data that has been randomized and controlled. Also explain the term “confinement”.

RESPONSE: We have revised Amendment No. 2 to the Draft Registration Statement on pages 3, 44 and 57 to clarify the implications of comparing our studies which were not randomized or controlled for potential confinement, against control data that has been randomized and controlled.

June 15, 2021

If you have any questions relating to any of the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Jeffrey Fessler

Jeffrey Fessler

for SHEPPARD, MULLIN, RICHTER & HAMPTON llp

SMRH:4824-5318-5262.1

cc: Shaun Bagai, CEO